# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MFS High Yield Municipal Trust, CIK 0000809844
CUSIP: 59318E102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 111 Huntington Avenue, 24TH FLOOR, Boston, Massachusetts (MA), 02199
Date of event which requires filing of this statement: 11/12/2025
Amends the filing with accession number 0001398344-25-017036
Filed by CIK 0001504304
Persons authorized to receive notices and communications: Phillip Goldstein, 250 Pehle Ave., Suite 708, Saddle Brook, New Jersey (NJ), 07663, 914 747-5262

## Reporting persons
- Bulldog Investors, LLP (CIK 0001504304): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 109,810; shared voting power 3,185,308; sole dispositive power 109,810; shared dispositive power 3,185,308; aggregate amount beneficially owned 3,295,118 (12.93% of the class)
- Phillip Goldstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 109,810; shared voting power 3,521,693; sole dispositive power 109,810; shared dispositive power 3,521,693; aggregate amount beneficially owned 3,631,503 (14.25% of the class)
- Andrew Dakos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 3,185,308; sole dispositive power 0; shared dispositive power 3,185,308; aggregate amount beneficially owned 3,185,308 (12.49% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: MFS High Yield Municipal Trust
Address of issuer's principal executive offices: 111 Huntington Avenue, 24TH FLOOR, Boston, Massachusetts (MA), 02199
Comment: This Constitutes Amendment #8 to the schedule 13D filed July 17, 2023. Except as specifically set forth herein, the schedule 13D rmains unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As per the N-CSRS filed on 7/28/25 there were 25,492,782 shares of common stock outstanding as of 5/31/25. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor. As of November 12 2025, Bulldog Investors, LLP is deemed to be the beneficial owner of 3,295,118 shares of CMU (representing 12.93% of CMU's outstanding shares) soley by virtue of Bulldog Investors, LLP's power to direct the vote of, and dispose of, these shares. As of November 12 2025, Mr. Goldstein is deemed to be the beneficial owner of 3,631,503 shares of CMU (representing 14.25% of CMU's outstanding shares) and Mr. Dakos is deemed to be the beneficial owner of 3,185,308 shares of CMU (representing 12.49% of CMU's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Bulldog Investors, LLP has sole power to dispose of and vote 109,810 shares. Bulldog Investors, LLP has shared power to dispose and vote 3,185,308 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of CMU's shares) share this power with Bulldog Investors. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP.
Transactions in the class effected during the past sixty days:
During the last 60 days the following shares of CMU were purchased or sold.

Date Shares Price
11/12/2025 35,000 3.5172
11/11/2025 45,000 3.5200
11/07/2025 20,000 3.5100
11/06/2025 11,500 3.5194
11/04/2025 10,272 3.5083
11/03/2025 10,000 3.5000
10/30/2025 12,870 3.5100
10/29/2025 2,062 3.5100
10/16/2025 20,000 3.4800
10/16/2025 (5,000) 3.4700
10/10/2025 6,744 3.4700
10/06/2025 600 3.4400
10/03/2025 1,102 3.4400
10/01/2025 20,000 3.4599
9/29/2025 218 3.4300
9/23/2025 100 3.4500
9/22/2025 1,041 3.4500
9/19/2025 9,800 3.4400
9/18/2025 16,795 3.4500
9/17/2025 800 3.4400
7/17/2025 16,625 3.2361
Other persons with the right to receive dividends or sale proceeds: Clients of Bulldog Investors, LLP and the owners of accounts reflected herein are entitled to receive any dividends or sales proceeds.

## Signatures
- Bulldog Investors, LLP: /s/ Andrew Dakos, Andrew Dakos, Partner (11/13/2025)
- Phillip Goldstein: /s/ Phillip Goldstein, Phillip Goldstein (11/13/2025)
- Andrew Dakos: /s/ Andrew Dakos, Andrew Dakos (11/13/2025)